                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           GEOTEK COMMUNICATIONS, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    373654102
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 1996
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 52 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP NO. 373654102                                          PAGE 2 OF 52 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /X/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 5,916,514
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    5,916,514
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,916,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                      9.40%

14       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 373654102                                         PAGE 3 OF 52 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /X/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 5,916,514
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   5,916,514
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,916,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                      9.40%

14       Type of Reporting Person*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 373654102                                          PAGE 4 OF 52 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /X/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 6,136,514
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   6,136,514
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,136,514

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                      9.75%

14       Type of Reporting Person*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 5 OF 52 PAGES

         This Amendment No. 7 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated November 9, 1993, and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 7 is being filed to report the extension by S-C Rig Investments-III, L.P. ("S-C Rig III") of credit to the Issuer in the amount of $40,000,000 pursuant to the 1996 Senior Loan Agreement (as such is defined herein). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of April 4, 1996, the Issuer and S-C Rig III entered into a loan agreement (the "1996 Senior Loan Agreement"), a copy of which is attached as Exhibit J hereto. Pursuant to the terms of the 1996 Senior Loan Agreement, on April 4, 1996, S-C Rig III agreed to make loans to the Issuer in a minimum principal amount with regard to each loan of US$5,000,000 to or for the benefit of the Issuer, through the use of a credit facility (the "Credit Facility"), up to an aggregate principal amount of US$40,000,000. S-C Rig III has agreed to expend up to an aggregate of $40,000,000 to fund the Credit Facility. S-C Rig III will obtain the funds for the Credit Facility from its partners. Such partners would obtain the funds from working capital or personal funds.

         In consideration for the Credit Facility, on April 4, 1996, S-C Rig III received from the Issuer a warrant (the "April Warrant") to purchase 4,210,526 Shares at an exercise price of $9.50 per Share (the amount and exercise price of which may be adjusted from time to time as set forth in the April Warrant).

ITEM 4.  PURPOSE OF TRANSACTION.

         S-C Rig III entered into the 1996 Senior Loan Agreement with the Issuer for investment purposes.

         The April Warrant was issued on the terms set forth in the form attached as Exhibit K hereto. The April Warrant confers on holders of the April Warrant the rights provided for therein. The April Warrant will initially be convertible into 4,210,526 Shares, for a period beginning on the date (the "Initial Exercise Date") on which the Issuer amends its Articles of Incorporation to increase the number of Shares authorized in order to allow for the reservation of the full number of Shares issuable upon exercise of the April Warrant and ending on April 4, 2001. In the event the Initial Exercise Date does not occur on or prior to July 31, 1996, the 1996 Senior Loan Agreement and the April Warrant shall automatically be terminated, S-C Rig III shall no longer have any rights under the April Warrant and the Credit Facility shall be terminated.

         None of the Reporting Persons, nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                                                              PAGE 6 OF 52 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) The aggregate number of Shares of which each of S-C Rig III and S-C Rig Co. may be deemed a beneficial owner is 5,916,514 (approximately 9.40% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities that it holds). This number consists of (i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares and (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants.

         Shares issuable upon exercise of the April Warrant are not reported herein as being beneficially owned by the Reporting Persons because the ability to exercise such warrant is contingent on shareholder approval of the increase in number of authorized Shares.

             (ii) The aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 6,136,514 (approximately 9.75% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (i) the 5,916,514 Shares which S-C Rig III may be deemed to own beneficially, (ii) 20,000 Shares issuable upon exercise of the options held directly by Dr. Chatterjee and (iii) 200,000 Shares issuable upon exercise of the options held by XTEC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth above and as described in previous filings, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (h) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz (filed as Exhibit H to Amendment No. 6 to the Initial Statement and incorporated herein by reference).

     (j) 1996 Senior Loan Agreement dated as of April 4, 1996 between Geotek Communications, Inc. and S-C Rig Investments-III, L.P.

     (k) Form of the April Warrant issued by Geotek Communications, Inc. to S-C Rig Investments-III, L.P.

     (l) Joint Filing Agreement, dated as of April 11, 1996, by and among S-C Rig Investments-III, L.P., S-C Rig Co. and Purnendu Chatterjee.

                                                              PAGE 7 OF 52 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 11, 1996                         S-C RIG INVESTMENTS-III, L.P.

                                       By:    S-C RIG Co.
                                              General Partner

                                       By:    /s/ Peter Hurwitz
                                              ---------------------------
                                              Peter Hurwitz
                                              Vice President

April 11, 1996                         S-C RIG Co.

                                       By:    /s/ Peter Hurwitz
                                              ---------------------------
                                              Peter Hurwitz
                                              Vice President

April 11, 1996                         PURNENDU CHATTERJEE

                                       By:    /s/ Peter Hurwitz
                                              ---------------------------
                                              Peter Hurwitz
                                              Attorney-in-Fact


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                                                              PAGE 8 OF 52 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                                 PAGE

   H         Power of Attorney, dated May 31, 1995, granted by
             Purnendu Chatterjee in favor of Peter Hurwitz (filed as
             Exhibit H to Amendment No. 6 to the Initial Statement and incorporated herein by reference)

   J         1996 Senior Loan Agreement dated as of April 4, 1996 between
             Geotek Communications, Inc. and S-C Rig Investments-III, L.P.                 9

   K         Form of the April Warrant issued by Geotek Communications,
             Inc. to S-C Rig Investments-III, L.P.                                        30

   L         Joint Filing Agreement, dated as of April 11, 1996,
             by and among S-C Rig Investments-III, L.P., S-C Rig Co. and
             Purnendu Chatterjee                                                          52